FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

Technical Report dated May 2006: Evaluation Report, Cheyenne Property, Antimony Mountains, Dawson Mining District, Yukon, Canada, for Logan Resources Ltd.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  17 August, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

GEOEX LIMITED Serving the mining industry since 1974

EVALUATION REPORT CHEYENNE PROPERTY ANTIMONY MOUNTAINS DAWSON MINING DISTRICT YUKON, CANADA FOR LOGAN RESOURCES LTD.

Peter T. George, P. Geo., Consulting Geologist Hamilton, Ontario, Canada May, 2006

     120 East Avenue South, Hamilton, Ontario, L8N 2T7 TEL (647) 407-4369, Peter T. George, P. Geo, Home 905 525 9325 www.geoex.ca

GEOEX LIMITED

SUMMARY

Logan Resources Ltd., Suite 570, 789 Pender St. W, Vancouver, British Columbia holds a 100% interest in the Cheyenne Property (“Cheyenne”). The property is held by the Company pursuant to an agreement dated December 5, 2005 between the Company and Shawn Ryan (“Ryan”) of Dawson City, Yukon. The Company can confirm its 100% interest, subject to a 2% NSR Royalty, by payment of a total of $300,000 in cash consideration, issue of a total of 1,000,000 shares, completion of exploration expenditures aggregating $500,000, and payment of advanced royalties of up to $100,000.

The author visited the site September 15, 2005 and in addition on September 14 and 16 carried out a review of work carried out during the late summer of 2005, by Ryan. The site visit focussed solely on the new discovery by Ryan on the first ridge east of the Dempster Highway. Ryan completed staking of the property during January of 2006 and based on the author’s verbal advice, the Company acquired the property in December 2005.

The Cheyenne Property is comprised of 364 mining claims covering approximately 7,430 hectares. The property is located in west-central Yukon Territory, Canada, approximately 65 km east of Dawson City. The west boundary of the property is approximately 2 km east of the Dempster Highway. The centre of the property is located at UTM grid coordinates Zone 7, 633 000E, 7 134 500N, Datum NAD83. Annual assessment work requirements to maintain the mining claims in good standing with the Yukon government are $100 per claim per year.

In early 2004 Ryan completed a thorough compilation of all historic work in the Antimony Mountain area and staked the Ant 1-70 claims, recognizing that, other than the 1998 work in the area by Kennecottt (Andersen and Hulstein 1998), earlier gold exploration work had been focussed on vein type mineralization in the contact metamorphic zone surrounding the Antimony Mountain intrusive stock, or the bulk tonnage gold potential within the Antimony Mountain intrusive stock. The mineralization at Cheyenne is related to a middle Cretaceous age, Tombstone-type intrusive (plutonic suite dominated by felsic to syenitic compositions). The exploration target is proximal epithermal gold mineralization in the alteration zone at the upper contact of the intrusive. Tombstone-type intrusives are associated with the Pogo and Fort Knox gold mines in Alaska and the Brewery Creek mine in Yukon.

The Ant 1-70 claims, staked by Ryan in January 2004 covered the known gold showings and a large area surrounding the Antimony Mountain intrusive as well as all areas having soil and stream geochemical indications of anomalous gold and arsenic values which are common in Tombstone Intrusive related gold environments (Hart and Burke 2005). Ryan initiated a prospecting program in the summer of 2004 comprised of traditional prospecting plus reconnaissance soil geochemical sampling and ground magnetometer surveys. During prospecting on top of the ridge immediately west of the west boundary of the Ant 1-70 claims (See Figure 5-1) Ryan discovered a new gold showing he called the “Golden Wall” comprised of massive to disseminated sulphides in calcareous Proterozoic metasedimentary rocks. Based on this discovery, an additional 42 claims were staked and recorded in February 2005.

During the summer of 2005 Ryan carried out soil sampling over the Golden Wall showing area and outlined an area 900 by 600 metres with significant anomalous gold and arsenic. An additional 100 claims were staked and recorded in December 2005 and 152 claims were staked and recorded in February 2006.

The area of interest lies in mountainous terrain with relief of 1125 metres (Dempster Highway valley 915metres above sea level, highest point on property at Antimony Mountain, 2040 metres above sea level).

The author concludes that the Golden Wall discovery is a high priority drill target that warrants immediate drilling, and further, that the geological trends along strike from the Golden Wall discovery warrant a program of geological mapping and soil geochemical surveys in order to attempt to extrapolate the trend away from the showing area. Magnetic and VLF-EM surveys are also warranted given the nature of the Golden Wall mineralization, which should provide both a magnetic and electromagnetic response. In addition, the site geologists should visit all of the known vein-type showings on the property and assess whether or not more soil geochemical and geophysical (magnetics and VLF electromagnetics) coverage is warranted.

The author concludes that an initial phase of drilling comprised of approximately 1,500 metres in 11 holes spaced 1000 feet apart will provide a reasonable preliminary evaluation of the Golden Wall target area. If the initial phase of drilling is successful a second phase of drilling will be warranted.

This is a property of merit and the proposed exploration program is warranted. The 2006 exploration budget estimate is approximately $700,000.

CHEYENNE Property Evaluation, May 2006
Page - i

			GEOEX LIMITED

14.0 ADJACENT PROPERTIES			27

15.0 MINERAL PROCESSING AND METALLURGICAL TESTING			27

16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		27

17.0	OTHER RELEVANT INFORMATION		27

18.0	INTERPRETATION AND CONCLUSIONS		27

19.0	RECOMMENDATIONS		28
	19.1 Recommended Exploration Program		28
	19.2 Recommended Budget		28
	19.2 Other Recommendations		28

20.0	REFERENCES		31

21.0	DATE AND SIGNATURE PAGE		32

22.0	CERTIFICATES		33

FIGURES
	Figure 3-1	Location Map	4
	Figure 3-2	Claim Maps	5
	Figure 5-1	Project History	14
	Figure 6-1	Regional Geology	18
	Figure 6-2	Regional Aeromagnetic Data	19
	Figure 6-3	Property Geology	20
	Figure 9-1	Compilation of Regional Soil Geochemical Data	24
	Figure 9-2a Golden Wall Showing – Gold Soil Geochemical Data		25
	Figure 9-2b	Golden Wall Showing – Arsenic Soil Geochemical Data	26
	Figure 18-1	Proposed Drill Collars – Golden Wall Showiing	29
	Figure 18-2	Reconnaissance Area – Golden Wall Showiing	30

TABLES
	Table 3.1	Mining Claims Listing	6 to 11
	Table 5.1	Table of Formations	16

CHEYENNE Property Evaluation, May 2006
Page - iii

GEOEX LIMITED

1.0	INTRODUCTION
1.1	GENERAL

Logan Resources Ltd. (the Company”), Suite 570, 789 Pender St. W, Vancouver, British Columbia holds a 100% interest in the Cheyenne Property (“Cheyenne”). The Company acquired Cheyenne in December 2005 from Dawson City, Yukon prospector Shawn Ryan (“Ryan”).

1.2 TERMS OF REFERENCE

The author, Peter T. George, P. Geo., has been retained by the Company to prepare an evaluation report (“the Report”) on the Cheyenne property including recommendations for an ongoing exploration program for the project.

The Report has been prepared to meet the standards of Canadian National Instrument 43-101 (“NI 43-101”) and NI 43-101 Form 43-101F1.

It is the author’s understanding that the Report will be used by the Company in support of financings required to fund the proposed exploration program and may be provided to regulatory bodies and financial advisors and quoted in press releases relating to the aforementioned. Pursuant to the NI 43-101 regulations it is the responsibility of the Company’s qualified persons to ensure that statements made by the Company do not misquote or quote out of context statements contained in the Report.

The author is an independent consulting geologist who provides a wide range of geological consulting services to the international mining industry, including geological, evaluation and valuation reports on mineral properties. The author has over 40 years of experience in the international mining industry.

The Company has accepted that the qualifications, expertise, experience, competence and professional reputation of the author are appropriate and relevant to the preparation of this Report and that the author is a member of a professional body appropriate and relevant to the preparation of the Report.

Neither the author (nor family members or associates) have a business relationship, or expect to have one, with the Company which is likely to materially influence the impartiality or create the perception that the credibility of the Report could be compromised or biased in any way. The views expressed herein are genuinely held and deemed independent of the Company. Moreover, neither the author (nor family members or associates) have any financial interest in the outcome of any transaction involving the property considered in the Report, other than the payment of normal professional fees for the work undertaken in the preparation of the Report (which are based on hourly charge-out rates and reimbursement of expenses). The payment of such fees is not dependent upon the content or conclusions of either this Report or any consequences of any proposed transaction.

The Company has reviewed draft copies of the Report for factual errors. Changes made as a result of these reviews did not involve any alterations to the conclusions made. Hence, the author’s statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this Report.

The author’s opinion is provided solely for the purposes outlined above in this section of the Report. Neither the whole nor any part of the Report, nor any references thereto, may be included in or with, or attached to, any document, circular, resolution, letter or statement to be published or distributed externally to the Company or its associates for purposes other than those outlined in Section 1.2, without the prior written consent of the author as to the form and context in which it is so published or distributed. Such consent will not be unreasonably withheld or delayed, however, the decision whether or not to charge a fee for such consent will be at the author’s sole discretion.

1.3 SOURCES OF INFORMATION

In preparation of the Report, the author reviewed geological, geophysical and geochemical maps and reports, miscellaneous technical papers, Company letters, memoranda and summaries, and other public and private information as listed in the “References” section of the Report. The author assumed that all of the information reviewed and listed in the “References” is accurate and complete in all material aspects. While the author carefully reviewed all of this information, the author has not conducted an independent investigation to verify the accuracy and completeness and has accepted the qualifications of the qualified persons that prepared or compiled the original data. The author has reviewed the land ownership in a preliminary fashion, and has not independently verified the legal status or ownership of the Cheyenne property or the underlying agreements and is relying on the Company and the Yukon Government for the validity of this information.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

The Company has warranted that a full disclosure of all relevant information in its possession or control has been made to the author. The Company has agreed that neither it nor its associates will make any claim against the author to recover any loss or damage suffered as a result of the author’s reliance upon the Company. The Company has also indemnified the author against any claim arising out of the assignment to prepare the Report, except where the claim arises as a result of any proved wilful misconduct or negligence on the part of the author. This indemnity is also applied to any consequential extension of work through queries, questions, public hearings or additional work required arising out of the engagement of the author.

1.4 SITE VISIT

The author visited the site September 15, 2005 and in addition on September 14 and 16 carried out a review of work carried out during the summers of 2004 and 2005, by Ryan. The site visit focussed solely on the new discovery by Ryan on the first ridge east of the Dempster Highway. Ryan completed staking of the property during the fall of 2005 and based on the author’s verbal advice, the Company acquired the property in December 2005.

1.5 UNITS OF MEASURE AND CURRENCY

All units of measurement used in the Report are metric unless otherwise stated. The Canadian dollar is used throughout the Report unless otherwise stated. At the time of the writing of this report the exchange rate for conversion of US dollars to Canadian dollars was US $0.91 to CDN $1.00 respectively.

2.0 RELIANCE ON OTHER EXPERTS

To the best of the author’s knowledge, all of the technical data reviewed in the preparation of the Report has been prepared by, or undertaken by persons supervised by a qualified person.

3.0 PROPERTY DESCRIPTION AND LOCATION

Figure 3-1 shows the location of the property in the Yukon. Figure 3-2 (based on Yukon Claim Map 116B08) shows detailed claim locations and the local topography. Table 3-1 lists the current claim holdings according to the Yukon Mining Recorders on-line service as of May 16, 2006. Digital claim maps and a database of Yukon mining claims are available on the Yukon Government Website at http://www.yukonminingrecorder.ca. Note that topographic elevation contours on the Yukon Government claim maps for this area have a contour interval of 100 feet (this note is appended for clarity as the 1:50,000 topographic maps for the Yukon are metric but some older maps still have the contours shown in feet). The contours in Figure 3-2 are at 500-foot intervals and are intended to simply illustrate the topographic relief in the area of the claims.

UTM co-ordinates for claim boundaries were established using Global Positioning Systems (“GPS”) equipment. The centre of the property is located at UTM grid co-ordinates Zone 7, 633 000E, 7 134 500N, Datum NAD83.

There is no infrastructure on the property.

3.1 PROPERTY DESCRIPTION

The Cheyenne Property is comprised of 364 mining claims covering approximately 7,430 hectares. Seventy claims were staked and recorded in March 2004, an additional 42 claims were staked and recorded in February 2005 (based on prospecting results from the summer of 2004), and an additional 100 claims were staked and recorded in December 2005 and 152 claims were staked and recorded in February 2006. All of the claims were staked on behalf of Dawson City prospector Shawn Ryan. An option agreement between the Company and Ryan was signed in December 2005. The claims are now registered in the name of the Company.

3.2 PROPERTY LOCATION

The property is located in west-central Yukon Territory, Canada, approximately 65 km east of Dawson City. The west boundary of the property is approximately 2 km east of the Dempster Highway.

Dawson City is a mining community dating back to the start of placer mining in the 1880’s. There is excellent air and highway access to Dawson City and adequate accommodation and services including helicopter and fixed-wing charter companies.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

3.3 PROPERTY, OTHER OBLIGATIONS

Annual assessment work requirements to maintain the mining claims in good standing with the Yukon government are $100 per claim per year.

The property is held by the Company pursuant to an agreement dated December 5, 2005 between the Company and Shawn Ryan of Dawson City, Yukon. The Company has the right to earn a 100% interest subject to a 2% NSR Royalty. In order to exercise the option, the Company must pay a total of $300,000 cash consideration, issue a total of 1,000,000 shares, incur exploration expenditures aggregating $500,000, and make advanced royalty payments of up to $100,000 as follows:

Cash considerations to be made:
[i]	$10,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange;

[ii]	a further $40,000 paid on or before June 5, 2006;

[iii]	a further $50,000 paid on or before December 5, 2006;

[iv]	a further $60,000 paid on or before December 5, 2007;

[v]	a further $70,000 paid on or before December 5, 2008; and

[vi]	a further $70,000 paid on or before December 5, 2009.

Share considerations to be made:
[i]	200,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange;

[ii]	a further 200,000 shares to be issued on or before December 5, 2006;

[iii]	a further 200,000 shares to be issued on or before December 5, 2007;

[iv]	a further 200,000 shares to be issued on or before December 5, 2008; and

[v]	a further 200,000 shares to be issued on or before December 5, 2009.

Exploration expenditures to be incurred:
[i]	$100,000 by December 5, 2007;

[ii]	$200,000 in aggregate by December 5, 2008;

[iii]	$350,000 in aggregate by December 5 2009; and

[iv]	$500,000 in aggregate by December 5, 2010.

Advanced Royalty Payments to be made if the property has not achieved Commercial Production (see definition in following paragraphs) by March 1, 2015:

[i]	$25,000 on March 1, 2015;

[ii]	$25,000 on March 1, 2016;

[iii]	$25,000 on March 1, 2017; and

[iv]	$25,000 on March 1, 2018.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50% provided that it has exercised its right to buy out the initial 50% of the NSR royalty. The right to purchase 50% of the royalty must be exercised prior to the Commercial Production Date which is defined as the date when there has been 90 consecutive days of production at 80% of the design capacity of the mining operation.

3.4 ENVIRONMENTAL LIABILITIES

The property is a grass roots exploration project. There are no current environmental liabilities.

CHEYENNE Property Evaluation, May 2006

TABLE 3 - 1
CHEYENNE CLAIMS
at May 16, 2006

District	GrantNumber	RegType	ClaimName ClaimNbr Claim Owner			Recorded	Expiry Date Status	NTS
Dawson	YC25769	Quartz	Ant	1	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25770	Quartz	Ant	2	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25771	Quartz	Ant	3	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25772	Quartz	Ant	4	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25773	Quartz	Ant	5	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25774	Quartz	Ant	6	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25775	Quartz	Ant	7	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25776	Quartz	Ant	8	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25777	Quartz	Ant	9	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25778	Quartz	Ant	10	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25779	Quartz	Ant	11	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25780	Quartz	Ant	12	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25781	Quartz	Ant	13	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25782	Quartz	Ant	14	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25783	Quartz	Ant	15	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25784	Quartz	Ant	16	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25785	Quartz	Ant	17	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25786	Quartz	Ant	18	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25787	Quartz	Ant	19	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25788	Quartz	Ant	20	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25789	Quartz	Ant	21	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25790	Quartz	Ant	22	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25791	Quartz	Ant	23	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25792	Quartz	Ant	24	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25793	Quartz	Ant	25	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25794	Quartz	Ant	26	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25795	Quartz	Ant	27	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25796	Quartz	Ant	28	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25797	Quartz	Ant	29	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25798	Quartz	Ant	30	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25799	Quartz	Ant	31	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25800	Quartz	Ant	32	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25801	Quartz	Ant	33	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25802	Quartz	Ant	34	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2008 Active	116B08
Dawson	YC25803	Quartz	Ant	35	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25804	Quartz	Ant	36	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25805	Quartz	Ant	37	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25806	Quartz	Ant	38	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25807	Quartz	Ant	39	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25808	Quartz	Ant	40	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25809	Quartz	Ant	41	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25810	Quartz	Ant	42	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25811	Quartz	Ant	43	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25812	Quartz	Ant	44	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25813	Quartz	Ant	45	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25814	Quartz	Ant	46	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25815	Quartz	Ant	47	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25816	Quartz	Ant	48	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25817	Quartz	Ant	49	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25818	Quartz	Ant	50	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25819	Quartz	Ant	51	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25820	Quartz	Ant	52	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25821	Quartz	Ant	53	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25822	Quartz	Ant	54	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25823	Quartz	Ant	55	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25824	Quartz	Ant	56	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2011 Active	116B08
Dawson	YC25825	Quartz	Ant	57	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25826	Quartz	Ant	58	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25827	Quartz	Ant	59	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25828	Quartz	Ant	60	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25829	Quartz	Ant	61	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25830	Quartz	Ant	62	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25831	Quartz	Ant	63	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08

TABLE 3 - 1
CHEYENNE CLAIMS
at May 16, 2006

District	GrantNumber	RegType	ClaimName ClaimNbr Claim Owner			Recorded	Expiry Date Status	NTS
Dawson	YC25832	Quartz	Ant	64	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25833	Quartz	Ant	65	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25834	Quartz	Ant	66	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25835	Quartz	Ant	67	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25836	Quartz	Ant	68	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2012 Active	116B08
Dawson	YC25837	Quartz	Ant	69	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC25838	Quartz	Ant	70	Logan Resources Ltd. - 100%.	03/03/2004	03/03/2009 Active	116B08
Dawson	YC35815	Quartz	Antimony	71	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2010 Active	116B08
Dawson	YC35816	Quartz	Antimony	72	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2010 Active	116B08
Dawson	YC35817	Quartz	Antimony	73	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2010 Active	116B08
Dawson	YC35818	Quartz	Antimony	74	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2010 Active	116B08
Dawson	YC35819	Quartz	Antimony	75	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35820	Quartz	Antimony	76	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2010 Active	116B08
Dawson	YC35821	Quartz	Antimony	77	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35822	Quartz	Antimony	78	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2010 Active	116B08
Dawson	YC35823	Quartz	Antimony	79	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35824	Quartz	Antimony	80	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2010 Active	116B08
Dawson	YC35825	Quartz	Antimony	81	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35826	Quartz	Antimony	82	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35827	Quartz	Antimony	83	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35828	Quartz	Antimony	84	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35829	Quartz	Antimony	85	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35830	Quartz	Antimony	86	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35831	Quartz	Antimony	87	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35832	Quartz	Antimony	88	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35833	Quartz	Antimony	89	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35834	Quartz	Antimony	90	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2008 Active	116B08
Dawson	YC35835	Quartz	Antimony	91	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35836	Quartz	Antimony	92	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35837	Quartz	Antimony	93	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35838	Quartz	Antimony	94	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35839	Quartz	Antimony	95	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35840	Quartz	Antimony	96	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35841	Quartz	Antimony	97	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35842	Quartz	Antimony	98	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35843	Quartz	Antimony	99	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35844	Quartz	Antimony	100	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35845	Quartz	Antimony	101	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35846	Quartz	Antimony	102	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35847	Quartz	Antimony	103	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35848	Quartz	Antimony	104	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35849	Quartz	Antimony	105	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35850	Quartz	Antimony	106	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35851	Quartz	Antimony	107	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35852	Quartz	Antimony	108	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35853	Quartz	Antimony	109	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35854	Quartz	Antimony	110	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35855	Quartz	Antimony	111	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC35856	Quartz	Antimony	112	Logan Resources Ltd. - 100%.	24/02/2005	24/02/2007 Active	116B08
Dawson	YC36644	Quartz	Aant	1	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36645	Quartz	Aant	2	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36646	Quartz	Aant	3	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36647	Quartz	Aant	4	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36648	Quartz	Aant	5	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36649	Quartz	Aant	6	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36650	Quartz	Aant	7	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36651	Quartz	Aant	8	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36652	Quartz	Aant	9	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36653	Quartz	Aant	10	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36654	Quartz	Aant	11	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36655	Quartz	Aant	12	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36656	Quartz	Aant	13	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36657	Quartz	Aant	14	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08

TABLE 3 - 1
CHEYENNE CLAIMS
at May 16, 2006

District	GrantNumber	RegType	ClaimName ClaimNbr Claim Owner			Recorded	Expiry Date Status	NTS
Dawson	YC36658	Quartz	Aant	15	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36659	Quartz	Aant	16	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36660	Quartz	Aant	17	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36661	Quartz	Aant	18	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36662	Quartz	Aant	19	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36663	Quartz	Aant	20	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36664	Quartz	Aant	21	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36665	Quartz	Aant	22	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36666	Quartz	Aant	23	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36667	Quartz	Aant	24	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36668	Quartz	Aant	25	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36669	Quartz	Aant	26	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36670	Quartz	Aant	27	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36671	Quartz	Aant	28	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36672	Quartz	Aant	29	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36673	Quartz	Aant	30	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36674	Quartz	Aant	31	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36675	Quartz	Aant	32	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36676	Quartz	Aant	33	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36677	Quartz	Aant	34	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36678	Quartz	Aant	35	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36679	Quartz	Aant	36	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36680	Quartz	Aant	37	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36681	Quartz	Aant	38	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36682	Quartz	Aant	39	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36683	Quartz	Aant	40	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36684	Quartz	Aant	41	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36685	Quartz	Aant	42	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36686	Quartz	Aant	43	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36687	Quartz	Aant	44	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36688	Quartz	Aant	45	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36689	Quartz	Aant	46	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36690	Quartz	Aant	47	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36691	Quartz	Aant	48	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36692	Quartz	Aant	49	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36693	Quartz	Aant	50	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36694	Quartz	Aant	51	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36695	Quartz	Aant	52	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36696	Quartz	Aant	53	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36697	Quartz	Aant	54	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36698	Quartz	Aant	55	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36699	Quartz	Aant	56	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36700	Quartz	Aant	57	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36701	Quartz	Aant	58	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36702	Quartz	Aant	59	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36703	Quartz	Aant	60	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36704	Quartz	Aant	61	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36705	Quartz	Aant	62	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36706	Quartz	Aant	63	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36707	Quartz	Aant	64	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36708	Quartz	Aant	65	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36709	Quartz	Aant	66	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36710	Quartz	Aant	67	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36711	Quartz	Aant	68	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36712	Quartz	Aant	69	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36713	Quartz	Aant	70	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36714	Quartz	Aant	71	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36715	Quartz	Aant	72	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36716	Quartz	Aant	73	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36717	Quartz	Aant	74	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36718	Quartz	Aant	75	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36719	Quartz	Aant	76	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36720	Quartz	Aant	77	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08

TABLE 3 - 1
CHEYENNE CLAIMS
at May 16, 2006

District	GrantNumber	RegType	ClaimName ClaimNbr Claim Owner			Recorded	Expiry Date Status	NTS
Dawson	YC36721	Quartz	Aant	78	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36722	Quartz	Aant	79	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36723	Quartz	Aant	80	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36724	Quartz	Aant	81	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36725	Quartz	Aant	82	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36726	Quartz	Aant	83	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36727	Quartz	Aant	84	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36728	Quartz	Aant	85	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36729	Quartz	Aant	86	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36730	Quartz	Aant	87	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36731	Quartz	Aant	88	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36732	Quartz	Aant	89	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36733	Quartz	Aant	90	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36734	Quartz	Aant	91	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36735	Quartz	Aant	92	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36736	Quartz	Aant	93	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36737	Quartz	Aant	94	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36738	Quartz	Aant	95	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36739	Quartz	Aant	96	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36740	Quartz	Aant	97	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36741	Quartz	Aant	98	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36742	Quartz	Aant	99	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36743	Quartz	Aant	100	Logan Resources Ltd. - 100%.	09/12/2005	09/12/2006 Active	116B08
Dawson	YC36842	Quartz	AB	1	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36843	Quartz	AB	2	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36844	Quartz	AB	3	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36845	Quartz	AB	4	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36846	Quartz	AB	5	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36847	Quartz	AB	6	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36848	Quartz	AB	7	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36849	Quartz	AB	8	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36850	Quartz	AB	9	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36851	Quartz	AB	10	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36852	Quartz	AB	11	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36853	Quartz	AB	12	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36854	Quartz	AB	13	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36855	Quartz	AB	14	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36856	Quartz	AB	15	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36857	Quartz	AB	16	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36858	Quartz	AB	17	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36859	Quartz	AB	18	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36860	Quartz	AB	19	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36861	Quartz	AB	20	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36862	Quartz	AB	21	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36863	Quartz	AB	22	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36864	Quartz	AB	23	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36865	Quartz	AB	24	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36866	Quartz	AB	25	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36867	Quartz	AB	26	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36868	Quartz	AB	27	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36869	Quartz	AB	28	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36870	Quartz	AB	29	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36871	Quartz	AB	30	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36872	Quartz	AB	31	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36873	Quartz	AB	32	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36874	Quartz	AB	33	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36875	Quartz	AB	34	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36876	Quartz	AB	35	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36877	Quartz	AB	36	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36878	Quartz	AB	37	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36879	Quartz	AB	38	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36880	Quartz	AB	39	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36881	Quartz	AB	40	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08

TABLE 3 - 1
CHEYENNE CLAIMS
at May 16, 2006

District	GrantNumber	RegType	ClaimName ClaimNbr Claim Owner			Recorded	Expiry Date Status	NTS
Dawson	YC36882	Quartz	AB	41	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36883	Quartz	AB	42	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36884	Quartz	AB	43	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36885	Quartz	AB	44	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36886	Quartz	AB	45	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36887	Quartz	AB	46	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36888	Quartz	AB	47	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36889	Quartz	AB	48	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36890	Quartz	AB	49	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36891	Quartz	AB	50	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36892	Quartz	AB	51	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36893	Quartz	AB	52	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36894	Quartz	AB	53	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36895	Quartz	AB	54	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36896	Quartz	AB	55	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36897	Quartz	AB	56	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36898	Quartz	AB	57	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36899	Quartz	AB	58	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36900	Quartz	AB	59	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36901	Quartz	AB	60	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36902	Quartz	AB	61	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36903	Quartz	AB	62	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36904	Quartz	AB	63	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36905	Quartz	AB	64	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36906	Quartz	AB	65	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36907	Quartz	AB	66	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36908	Quartz	AB	67	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36909	Quartz	AB	68	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36910	Quartz	AB	69	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36911	Quartz	AB	70	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36912	Quartz	AB	71	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36913	Quartz	AB	72	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36914	Quartz	AB	73	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36915	Quartz	AB	74	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36916	Quartz	AB	75	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36917	Quartz	AB	76	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36918	Quartz	AB	77	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36919	Quartz	AB	78	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36920	Quartz	AB	79	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36921	Quartz	AB	80	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36922	Quartz	AB	81	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36923	Quartz	AB	82	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36924	Quartz	AB	83	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36925	Quartz	AB	84	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36926	Quartz	AB	85	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36927	Quartz	AB	86	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36928	Quartz	AB	87	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36929	Quartz	AB	88	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36930	Quartz	AB	89	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36931	Quartz	AB	90	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36932	Quartz	AB	91	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36933	Quartz	AB	92	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36934	Quartz	AB	93	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36935	Quartz	AB	94	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36936	Quartz	AB	95	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36937	Quartz	AB	96	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36938	Quartz	AB	97	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36939	Quartz	AB	98	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36940	Quartz	AB	99	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36941	Quartz	AB	100	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36942	Quartz	AB	101	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36943	Quartz	AB	102	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36944	Quartz	AB	103	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08

TABLE 3 - 1
CHEYENNE CLAIMS
at May 16, 2006

District	GrantNumber	RegType	ClaimName ClaimNbr Claim Owner			Recorded	Expiry Date Status	NTS
Dawson	YC36945	Quartz	AB	104	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36946	Quartz	AB	105	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36947	Quartz	AB	106	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36948	Quartz	AB	107	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36949	Quartz	AB	108	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36950	Quartz	AB	109	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36951	Quartz	AB	110	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36952	Quartz	AB	111	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36953	Quartz	AB	112	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36954	Quartz	AB	113	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36955	Quartz	AB	114	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36956	Quartz	AB	115	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36957	Quartz	AB	116	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36958	Quartz	AB	117	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36959	Quartz	AB	118	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36960	Quartz	AB	119	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36961	Quartz	AB	120	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36962	Quartz	AB	121	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36963	Quartz	AB	122	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36964	Quartz	AB	123	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36965	Quartz	AB	124	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36966	Quartz	AB	125	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36967	Quartz	AB	126	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36968	Quartz	AB	127	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36969	Quartz	AB	128	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36970	Quartz	AB	129	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36971	Quartz	AB	130	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36972	Quartz	AB	131	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36973	Quartz	AB	132	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36974	Quartz	AB	133	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36975	Quartz	AB	134	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36976	Quartz	AB	135	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36977	Quartz	AB	136	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36978	Quartz	AB	137	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36979	Quartz	AB	138	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36980	Quartz	AB	139	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36981	Quartz	AB	140	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36982	Quartz	AB	141	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36983	Quartz	AB	142	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36984	Quartz	AB	143	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36985	Quartz	AB	144	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36986	Quartz	AB	145	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36987	Quartz	AB	146	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36988	Quartz	AB	147	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36989	Quartz	AB	148	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36990	Quartz	AB	149	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36991	Quartz	AB	150	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36992	Quartz	AB	151	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08
Dawson	YC36993	Quartz	AB	152	Logan Resources Ltd. - 100%.	27/02/2006	27/02/2007 Active	116B08

GEOEX LIMITED

4.0	ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

4.1	ACCESS

Access to the property for exploration purposes is by helicopter. Materials and personnel can be driven to within 2km of the west boundary of the property via the Dempster Highway and transported by helicopter from that point. In the event that heavy equipment and large quantities of materials are required at the site a tractor road would have to be established from the Dempster Highway or alternatively equipment and materials could be slung in by helicopter.

4.2 CLIMATE AND PHYSIOGRAPHY

The following is take from the Environment Canada website (www.ec.gc.ca/soer-ree/). This extremely rugged, heterogeneous mountainous ecoregion spans the Yukon-Northwest Territories border from Alaska to the Mackenzie Valley. It includes the Ogilvie and Wernecke mountains in its westernmost section, the Backbone Ranges in its interior, and the Canyon Ranges to the east. The eastern ranges of the Mackenzie Mountains that lie in the rain shadow of the higher Selwyn Mountains to the west are also included. The ecoregion shows evidence of localized alpine and valley glaciation. The mean annual temperature for the area is approximately -5°C with a summer mean of 9°C and a winter mean of -19.5°C. Mean annual precipitation is highly variable with the highest amounts, greater than 600 mm, occurring in the southwest portion of the ecoregion. Moving west towards Alaska and the southern Ogilvies, precipitation drops to approximately 400 mm. Higher precipitation occurs at higher elevations. The region is characterized by alpine tundra at upper elevations and subalpine open woodland vegetation at lower elevations. Alpine vegetation consists of lichens, mountain avens, intermediate to dwarf ericaceous shrubs, sedge, and cottongrass in wetter sites. Barren talus slopes are common. Subalpine vegetation consists of discontinuous open stands of stunted white spruce and occasional alpine fir in a matrix of willow, dwarf birch, and Labrador tea. The Ogilvie Mountains, composed of Palaeozoic and Proterozoic sedimentary strata intruded by granitic stocks, reach 2134 m asl in elevation. The Wernecke Mountains are formed of phyllite and nearly horizontal carbonate rocks carved by glaciation. They are divided into several ranges by broad northwesterly-trending valleys. Permafrost is continuous and of low ice content in most of the Yukon portion of the ecoregion. Permafrost is extensive but discontinuous with variable ice content in the Northwest Territories portion of the ecoregion. Alluvium, fluvioglacial deposits, and morainal veneers and blankets are dominant in the region. Rock outcrops are common at higher elevation. Turbic Cryosols with some Dystric Brunisols and Regosols occur on steeply sloping colluvium. Characteristic wildlife includes caribou, grizzly and black bear, Dall's sheep, moose, beaver, fox, wolf, hare, raven, rock and willow ptarmigan, golden eagle, gyrfalcon, and waterfowl. These ranges support various forms of hunting and trapping, and contain considerable mineral potential, but for the most part the ecoregion is an isolated wilderness with little permanent human occupation.

The area of interest lies in mountainous terrain with relief of 1125 metres (Dempster Highway valley 915metres above sea level, highest point on property at Antimony Mountain, 2040 metres above sea level).

Rock outcrops are common along ridges and as cliffs along the upper slopes of valleys. At lower elevations, outcrop exposures become rare due to cover by outwash, talus, and poorly developed soils.

Mineral exploration in this part of the Yukon is generally carried out during the period May to October, however, mining operations in the Yukon operate year-round, including major open pit operations.

4.3 LOCAL RESOURCES AND INFRASTRUCTURE

Dawson City, which is the jumping-off point for the Cheyenne property, is an established community with an airport, helicopter charter services, water transportation services and most supplies required to conduct an exploration program. In the event of a discovery in the area, a road could readily be established off the Dempster Highway. Approximately 60 km of new line would be required to join Cheyenne to the grid. Small mining projects could rely on on-site power generation.

All personnel, mining equipment and supplies will have to be acquired from Whitehorse, Yukon and points south.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

5.0 PROJECT HISTORY

Figure 5.1 shows known gold showings and an outline of areas within the current property boundary where historical exploration work has been completed prior to 2004 when Ryan started putting together the land package that is currently held by the Company.

5.1 PERIOD 1916 TO 2001

The following information covering the period from 1916 to 1990 is taken from Anderson and Hulstein (1998, pp 5-7):

Stibnite (antimony sulphide Sb2S3) was discovered by W. Walker in 1916 (in veins within an aplite dyke cutting syenite on the west ridge of Antimony Mountain). Walker drove a 5.5 metre adit and hand-trenched the zone iin 1918. The Walker 1-4 Claims are currently held by Frank Bukhard of Whitehorse.

In 1966, a gold-bearing arsenopyrite vein (called the AJ Vein) within Proterozoic quartzite was discovered in Cody Creek, 4 kilometres northeast of the Walker Claims. The showing was staked by Conwest Exploration. Surface trenching, mapping and drilling (4 shallow holes totalling 201 metres) were completed (Grant 1966). Conwest also discovered the North and South zones adjacent to the AJ Vein.

The Rainbow and JC Veins, located near the head of Antimony Creek, were first staked in 1966 by Cream Silver Mines. In 1969 Cream Silver restaked the claims and carried out geological mapping and hand trenching in 1970.

Acheron Mines Ltd. optioned the AJ claims from Conwest in 1975 and expanded the size of the claim block. Acheron completed geological mapping, resampling of trenches, soil sampling and three short drill holes totalling 166 metres (Holcapek 1975). Work commitments under the terms of the option were not fulfilled and the claims were returned to Conwest. Conwest let the additional claims acquired by Acheron lapse and restaked them as the JA claims in 1982. Conwest sold the AJ-JA claims to Cody Hawk Resources in 1982. Cody Hawk completed electromagnetic and magnetic surveys in 1982 (Grant 1983) and geological mapping and sampling in 1983-84 (Hodge 1985).

Standard Oil Company blanket staked the Antimony Mountain stock in 1975 based on airborne radiometric survey and reconnaissance stream sampling. Standard Oil explored the claims in 1976 by ground radiometric surveys looking for sandstone hosted uranium mineralization (Wober 1976a, b). The claims were allowed to lapse as it was determined that radiometric anomalies were due to high background uranium levels in certain phases of the Antimony Mountain intrusion.

In 1979 Anaconda Exploration Limited established a large claim block in the area and carried out geological, geochemical and geophysical studies (Roots et al 1980). The target was replacement-style copper mineralization. The claims were dropped in 1981 Total Energold Corporation established a large claim block in the area in 1988 and carried out airborne geophysical (877 line km of EM and mag), property-wide reconnaissance soil, stream and rock geochemical sampling, local grid and contour soil sampling, geological mapping at various scales, and local ground geophysics (Dvorak 1989, Basnett, 1989, and Pelletier and Tucker, 1989). The Total Energold efforts were largely focussed within the Antimony Mountain intrusive and immediately adjacent hornfelsed wallrocks. Total Energold dropped their claims in 1991. Their work resulted in the discovery of the TT and Toby showings.

In 1994 Kennecott Canada Inc. staked a large land package covering the east part of the Cheyenne Project. Kennecott’s focus was bulk tonnage gold mineralization in the main Antimony Mountain intrusive stock. In 1995 (Heah 1995a, b) the known showings and main intrusive were investigated with contour soil sampling, geological mapping and regional prospecting (48 person-days). In 1996 a crew of four tagged claims, mapped and sampled for an additional six days (Coombs 1996). No work was carried out in 1997. In 1998, prior work not having found any indications of bulk tonnage gold potential in the main intrusive stock, Kennecott focussed on assessing the potential for disseminated and fracture controlled gold in the metasedimentary rocks surrounding the Antimony Mountain Intrusive stock (Andersen and Hulstein 1998). Kennecott dropped the claims in 2001.

5.2 PERIOD 2001 TO PRESENT

In early 2004 Ryan completed a thorough compilation of all historic work in the Antimony Mountain area and staked the Ant 1-70 claims, recognizing that, other than the 1998 work by Kennecottt (Andersen and Hulstein 1998), earlier gold exploration work had been focussed on vein-type mineralization in the contact metamorphic zone surrounding the Antimony Mountain intrusive stock, or the bulk tonnage gold potential of the Antimony Mountain intrusive stock.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

The Ant 1-70 claims covered the know gold showings that have been located in the area as well as all areas having soil and stream geochemical indications of anomalous gold and arsenic values which are common in Tombstone Intrusive related gold environments (Hart and Burke 2005). Ryan initiated a prospecting program in the summer of 2004 comprised of traditional prospecting plus reconnaissance soil geochemical sampling and ground magnetometer surveys. During prospecting on top of the ridge immediately west of the west boundary of the Ant 1-7- claims (See Figure 5-1) Ryan discovered a new gold showing he called the “Golden Wall” comprised of massive to disseminated sulphides in calcareous Proterozoic metasedimentary rocks. Based on this discovery, an additional 42 claims were staked and recorded in February 2005.

During the summer of 2005 Ryan carried out soil sampling over the Golden Wall showing area and outlined an area 900 by 500 metres with significant anomalous gold and arsenic. An additional 100 claims were staked and recorded in December 2005 and 152 claims were staked and recorded in February 2006.

The Company acquired the property in December 2005 based on the author’s recommendations which were based on a one-day site visit primarily to see the Golden Wall showing and a thorough review of the prospecting and compilation work completed by Ryan.

The results of the exploration work to date are reviewed in Sections 8 and 9.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

6.0	GEOLOGICAL SETTING

6.1	REGIONAL GEOLOGICAL SETTING

The objective of this review of the regional geological setting is to relate the Cheyenne property to the regional setting of the west-central Yukon. The implications relating to the potential for skarn-type epithermal gold mineralization related to mid Cretaceous Tombstone Intrusives into porous Proterozoic limestones and calcareous grits are discussed. Figure 6-1 presents the regional geological setting. The base map is taken from the Yukon Government website. The west central Yukon is subdivided into three regional terranes, the Yukon-Tanana Terrane (metamorphic terrane south of the Tintina Fault), the Selwyn Basin (between the Tintina and Dawson Faults), and the North American Shelf (north of the Tintina and Dawson Faults. Figure 6-1 is a simplistic summary to show the distribution of Proterozoic and Paleozoic and younger strata north of the Tintina Fault.

The Selwyn Basin comprises a package of Late Proterozoic to Jurassic sedimentary rocks deposited in a deep basin on the west margin of the continental platform. Proterozoic basement rocks are exposed in the core of regional anticlines and in fault bounded horst blocks. The mid Cretaceous Tombstone Intrusive Suite (orange in Figure 6-1) occur throughout the central part of the Selwyn basin along trends that roughly parallel the Tintina structure which is a major, deep crustal suture that has been active since early Proterozoic time.

The intrusions commonly have vein-type gold showings within the intrusives and in the alteration halo that surrounds the intrusives (Hart and Burke 2005).

Skarn and replacement-type mineral deposits are formed distal from the immediate contact zone of Tombstone Intrusives in carbonate rich gritty clastic sediments which had sufficient porosity to allow circulation of late-stage hydrothermal solutions.

Figure 6-2 presents the regional first vertical derivative aeromagnetic data from the Yukon Government website. Clearly the Tombstone Suite Intrusives have a distinct donut shaped aeromagnetic signature. A non-magnetic core causes this signature and a more magnetic contact area and alteration halo that is sulphide rich, including pyrrhotite (a magnetic form of iron sulphide).

TABLE 6 – 1 TABLE OF FORMATIONS

Stratigraphy
Intrusive Rocks

PALEOZOIC AND YOUNGER ROCKS (540 Ma to recent)

Tombstone Intrusives (mid Cretaceous approx 100Ma plutonic suite dominated by felsic to syenitic compositions)

Paleozoic and Younger Strata (not subdivided for purposes of this report)

PROTEROZOIC ROCKS (2500 to 540 Ma) UPPER PROTEROZOIC (900 to 540 Ma) Hyland Group (late Proterozoic to early Cambrian

Consists upwards of coarse turbiditic clastics, limestone and fine clastics typified by maroon and green shale; and may include scattered mafic volcanic rocks Callison Group (Late Proterozoic) Dolostone assemblage comprising two regionally correlated units (1) resistant, light creamy grey weathering, well bedded dolostone characterized by algal laminations, ooliths, lenses of grey to black chert and stromatolites and (2) cryptalgal dolostone; medium to light grey fine crystalline, laminated to thinly bedded and stromatolitic dolostone; includes chert and dolomitic breccia; craggy, medium to dark grey, massive, medium crystalline dolostone with abundant silicification

MIDDLE PROTEROZOIC (1600 to 900 Ma)

Bear River dykes ca. 1270 Ma Hart River Sills ca. 1389 Ma Wernecke Breccias ca. 1595

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

Hematitic and dolomitic diatreme breccia and related metasomatized country rock; breccia contains variably altered rotated siliceous and carbonate clasts (Wernecke Supergroup) and minor dyke rock; breccia and metasomatites enriched in Cu, Co, U, Ag and Au

EARLY PROTEROZOIC (>1600Ma)

     Early Proterozoic Lamprophyre (undated) Pinguicula Group/Fifteen Mile Group (>1595Ma)

Dominantly carbonate assemblage with basal clastics comprising two regionally correlated units and includes possible other correlative carbonate, clastic and volcanic rocks

Hart River Group (>1595Ma)

Mafic volcanic flows, locally pillowed, and aquagene tuffs plus related diorite and gabbro sills and dikes

RACKLAN OROGENY

UPLIFT, EROSION, DEEP WEATHERING, METASOMATISM

Bonnet Plume Intrusions ca. 1710 Ma

Wernecke Supergroup (>1710Ma) Gillespie Lake Group

     Dolostone and silty dolostone, locally stromatolitic, locally with chert nodules and sparry karst infillings, interbedded with lesser black siltstone and shale, laminated mudstone, and quartzose sandstone; local dolomite boulder conglomerate Quartet Group

     Black weathering shale, finely laminated dark grey weathering siltstone, and thin to thickly interbedded planar to cross laminated light grey weathering siltstone and fine grained sandstone; minor interbeds of orange weathering dolostone in upper part Fairchild Lake Group

Lower: greenish grey weathering calcareous laminated siltstone, grey weathering fine grained sandstone, and minor brown weathering carbonate, ripple cross-laminated; upper: siltstone, dolomitic siltstone, and dolostone

UNEXPOSED CRYSTALLINE BASEMENT >1820 Ma

6.2 PROPERTY GEOLOGY (Figure 6-3)

Cheyenne is underlain by Proterozoic metasedimentary rocks of the Hyland Group that have been subdivided in this part of the Yukon into the Yusezyu and Narchilla Formations. The Yusezyu Formation consists of rusty weathering gritty quartzite, sandstone, and quartz-pebble conglomerate. Minor interbeds of limestone, calcareous sandstone and shale are common. The Narchilla formation consists of black, maroon and green shales and slates.

Geological mapping by Anaconda (Roots et al 1980), Total Energold (Pelletier and Tucker 1989) and Kennecott (Andersen and Hulstein 1998) provides the basis for defining the geology of the central to eastern part of the Cheyenne Property. The contacts of the Antimony Mountian intrusive are well established and there is a reasonable database of lithological and structural information for the Proterozoic metasedimentary rocks. This geological data is summarised in Figure 6-3.

Most of the known showings on the Cheyenne property are vein-type arsenopyrite-tourmaline-pyrrhotite mineralization within the Antimony Mountain Tombstone-type intrusive stock or in the contact metamorphic aureole of the stock. The Golden Wall showing on the Cheyenne property is typical of the skarn/replacement-type mineralization. The mineralization is discussed further in Section 8.0

CHEYENNE Property Evaluation, May 2006

ALASKA
NORTH AMERICAN SHELF
DAWSON FAULT
ROBERT SERVICE FAULT
CHEYENNE
SELWYN BASIN
TINTINA FAULT
YUKON-TANANA TERRANE
0
52km

CHEYENNE CLAIMS
ROBERT SERVICE FAULT
N
Golden Wall
Showing 2005
7 135 000N
7 130 000N
TK Showing
JC Vein
TT Vein
Rainbow Vein
Tom Vein
Toby Vein
AJ Vein
Third Party Claims
2006
630 000E
635 000E
640 000E

GEOEX LIMITED

7.0	DEPOSIT TYPES AND MODEL

7.1	DEPOSIT TYPES

Vein-type and replacement-type hydrothermal gold mineralization is typical of the Tombstone intrusives of the Yukon and Alaska. The Pogo (Teck Cominco) and Fort Knox (Kinross) mines in Alaska and Brewery Creek mine in Yukon have been developed on Tombstone-type gold mineralization.

Pogo and Fort Knox mineralization occurs in veins systems (shear and fracture controlled late stage hydrothermal origin) within Tombstone intrusive stocks whereas Brewery Creek occurs in shear and fracture controlled late stage hydrothermal origin veins and veinlets in a quartz monzanite sill of Tombstone affinity.

To-date, no economic deposits have been defined which are in the replacement-type category although there are numerous showings of this type in the Yukon. On the Cheyenne property the “Golden Wall” showing is of the replacement-type. The remainder of the gold showings on the Cheyenne property are vein-type within or proximal to the Antimony Mountain intrusive.

7.2 EXPLORATION TARGETS

Currently the primary exploration target at Cheyenne is for “stratabound” (high porosity, carbonate rich sedimentary unit), which has been invaded by epithermal fluids from a Tombstone Intrusive at shallow depth below the surface. The Golden Wall showing (discovered by Ryan in 2004) and similar geological settings along strike to the southwest and northeast of Golden Wall should be the focus of the exploration efforts.

There are numerous vein-type gold showings within the Antimony Mountain intrusive and in the contact metamorphic zone proximal to the intrusive. These have been explored since the 1960’s with no indication of any economic potential. There have been no vein structures discovered to date of the scale and grades of the Pogo, Fort Knox and Brewery Creek-type vein systems.

7.3 DEPOSIT MODEL

Hart and Burke (2005) of the Yukon Geological Survey have published an exploration model for the Tombstone Intrusive-type of deposits in the central Yukon.

Tombstone Intrusions have a distinct donut-shaped magnetic signature that relates to halos of sulphide bearing (including pyrrhotite which is the source of the magnetism) hornfels and skarn in the host rocks to the intrusive. The central core of the intrusive itself has low magnetic relief (See Figure 6-2).

There is distinct mineral zoning centred on the intrusive body. Intrusion hosted mineralization is comprised of sheeted, low sulphide gold bearing quartz-scheelite veins. The geochemical association with the intrusion-hosted style of mineralization is gold-bismuth-tungsten-tellurium, +/- molybdenum. Proximal mineralization in host rocks near the contact with the intrusive is comprised of gold-scheelite skarns and quartz stockworks with gold and significant quantities of sulphides (primarily arsenopyrite and pyrrhotite). The geochemical association with the proximal style of mineralization is gold-bismuth-arsenic +/_ copper and molybdenum. Distal mineralization is characterised by gold-bearing veins and disseminated sulphides with a geochemical association of gold-arsenic-antimony-mercury plus common occurrence of silver-lead-zinc veins.

Massive to disseminated replacement-type sulphide mineralization is located in calcareous arenaceous grits where fracturing and faulting has allowed circulation of hydrothermal fluids from proximal Tombstone-type intrusives.

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GEOEX LIMITED

8.0	MINERALIZATION
8.1	INTRODUCTION

All of the currently known mineralization on the Cheyenne property appears to be related to hydrothermal fluids from the Antimony Mountain intrusion. The following descriptions of the showings on the property, other than the Golden Wall showing which the author visited in September 2005, are taken from descriptions from the Yukon Government Assessment Files.

8.2	GOLD SHOWINGS ON THE CHEYENNE PROPERTY

8.2.1	Golden Wall Showing (discovered 2004)

The Golden Wall showing is centred on UTM co-ordinates 629 280E, 7 135 860N and is comprised of “stratabound” replacement-type massive to disseminated sulphides (arsenopyrite, pyrite, and pyrrhotite) in carbonate rich Proterozoic grits/sandstones The zone is exposed along the upper 100 metres of a northwest facing ridge and is exposed intermittently, due to scree and talus cover, along a strike length of approximately 450 metres with vertical thickness of 5 to 7 metres.. The mineralized zone appears to strike in an east-northeast direction and dips southeast into the face of the ridge. The dip of the zone appears to be approximately parallel to the slope of the southeast side of the ridge (approximately 35 degrees).

Preliminary soil geochemical sampling in the immediate vicinity of the Golden Wall showing indicates a potential strike length of 900 metres.

8.2.2 Vein-type Showings (discovered in period 1966-1988)

The most commons style of mineralization on the property fault controlled, base and precious metal-rich veins proximal to the contact of the Antimony Mountain intrusive (Coombes 1996). Auriferous quartz veins contain arsenopyrite, +/-pyrite, chalcopyrite, stibnite and galena. The most significant vein-type showings are the AJ Zone (on Cody Creek at UTM 637 745E, 7132 110N), the Rainbow, JC and TK Zones (on North Ridge at UTM 632730E, 7 133 115N; 632 835E, 7 133 860N; and 632 410E, 7 133 815N respectively), the Tom, Toby and TT zones (on Jan Creek at UTM 636 065E, 7 132 940N; 636 415E, 7 133 135N and 634 380E, 7 133 740N respectively). All of these veins are located in quartzite within two kilometres of the Antimony Mountain intrusion and are commonly spatially associated with felsic dikes/sills.

None of the prior explorers on the Cheyenne property considered that these vein-type occurrences warranted further exploration.

9.0	EXPLORATION

9.1	HISTORICAL EXPLORATION ON THE PROJECT

The history of the property has been described in Section 5.0. Various areas of the property have had intermittent exploration (see Figure 5-1) none of which has resulted in any economically significant results until the prospecting work by Ryan initiated in 2004.

Ryan persevered primarily because (1) historic work indicated that the Antimony Mountain intrusive system had produced numerous vein-type showings, suggesting that it is a typical Tombstone-type intrusive with associated late stage gold-bearing hydrothermal solutions and (2) the historic work was sporadic in nature, and some was targeted at non-gold targets (Standard Oil and Anaconda, uranium and copper respectively). In Ryan’s opinion, there was a large trend with anomalous gold that had been under-explored.

Ryan’s prospecting work in 2004 and 2005 led to the discovery of a significant new showing and follow-up soil geochemical work indicates that there is significant untested size potential.

The Company acquired the property in December 2005 based on the author’s verbal recommendations which were based on a one-day site visit primarily to see the Golden Wall showing and a thorough review of the prospecting and compilation work completed by Ryan.

The key exploration results to date that form the basis for recommending an ongoing exploration program are (1) the prospecting discovery of Ryan (2) the soil geochemical data of Ryan and other explorers, and (3) historical geological mapping that has established the contacts of the Antimony Mountain intrusive. The relevant information is summarised below.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

9.2	2004 to 2005 EXPLORATION PROGRAM

9.2.1	Prospecting

Prospecting by Ryan successfully discovered a new, significant zone of gold mineralization on the property, the Golden Wall Showing.

9.2.2 Geological Mapping

The historical geological data is a valuable database. All of the historical geological data should be digitized and compiled by the Company as part of preparations for the 2006 field program.

9.3.3 Soil and Stream Sediment Geochemical Surveys

All of the soil and stream sediment geochemical data that has been completed since the 1960’s and compiled by Ryan is of a regional prospecting nature and the historic reports do not provide the level of disclosure on sampling methods and quality control-quality assurance protocols that are now required under NI 43-101 regulations. However, soil and stream sediment geochemistry have been standard exploration tools in the Cordillera for decades and most geologists who have worked in the area are capable of managing satisfactory programs.

Figure 9-1 is a compilation by Ryan of all of the historical soil geochemical work in the project area.

Figure 9-2a and b are the results of soil sampling in the vicinity of the Golden Wall Showing by Ryan in 2004 and 2005. The author is familiar with Ryan’s soil sampling as a result of his work as a contactor on several projects in the Yukon during 2004 and 2005. The author would conclude that the results of his soil sampling program can be relied upon. The soils samples were shipped to ALS Chemex in Vancouver for geochemical analysis. Soils samples were weighed, dried, dry-sieved into two size fractions (+80 mesh and –80 mesh). The –80 mesh fraction is riffle split into a sub-sample which is pulverized, packaged and delivered from the preparation facility to the laboratory. Samples were analysed using aqua regia digestion and standard multi-element Induction Coupled Plasma (ICPMS and ICPAES) methods. ALS Chemex is an ISO9001:2000 and ISO 17095 certified laboratory.

9.3 OTHER
No other relevant work has been carried out.
CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

10.0 DRILLING

There has been a small amount of shallow drilling on vein zones in the property area over the past decades. None of it has any bearing on the recommendations for future exploration on the Cheyenne property.

11.0 SAMPLING METHOD AND APPROACH

Industry standard sampling methodology will be used in future programs on the property.

12.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

Industry standard sample preparation, analysis and security protocols will be used in future programs on the property.

13.0 DATA VERIFICATION

Industry standard data verification protocols will be used in future programs on the property.

14.0 ADJACENT PROPERTIES

There are no adjacent properties that are relevant to the recommended program on the Cheyenne property.

15.0 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been reported.

16.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource estimates have been reported.

17.0 OTHER RELEVANT INFORMATION

No other relevant information has been reported.

18.0 INTERPRETATION AND CONCLUSIONS

The results of Ryan’s prospecting and land acquisition program have led to the discovery of a significant new gold showing in the Tombstone Intrusive belt of the central Yukon.

The regional geological setting is permissive for epithermal gold mineralization in association with Tombstone Intrusives.

Based on the results of the prospecting work by Ryan the author to concludes that the Golden Wall discovery is a high priority drill target that warrants immediate drilling, and further, that the geological trends along strike from the Golden Wall discovery warrant a program of geological mapping and soil geochemical surveys in order to attempt to extrapolate the trend away from the showing area. Magnetic and VLF-EM surveys would also be warranted given the nature of the Golden Wall mineralization, which should provide both a magnetic and electromagnetic response. The site geologists should visit all of the known vein-type showings on the property and assess whether or not more soil geochemical and geophysical (magnetics and VLF electromagnetics) coverage is warranted.

The author concludes that an initial phase of drilling comprised of approximately 1,500 metres in 11 holes will provide a reasonable preliminary evaluation of the Golden Wall target area. If the initial phase of drilling is successful a second phase of drilling will be warranted.

The proposed drill hole locations are shown on Figure 18-1

This is a property of merit and the proposed exploration program is warranted.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

19.0	RECOMMENDATIONS

19.1	RECOMMENDED EXPLORATION PROGRAM

The following program is recommended for commencement immediately following spring break-up of 2006:

Prior to initiation of the drill program initial geological work should focus on the immediate area of the Golden Wall showing in order to gain as much geological information as possible relating to lithology, structure and the nature of the mineralization exposed in the north face of the ridge. With reference to the geological data shown in Figure 19-2, the geologists should make an effort to determine the extent of carbonate-rich stratigraphy, contact relationships with non-carbonate bearing stratigraphy, and the precise location and extent of the east-west trending fault that appear to extend through the vicinity of the Golden Wall showing.

Subsequently, geological mapping should be extended to the northeast and southwest to cover the 7.5 sq. km. area outlined for reconnaissance in Figure 19-2.

GPS controlled soil geochemical sampling should be completed on 50 metre centres (approximately 3,000 sample sites) and magnetic and VLF electromagnetic data should be acquired over the same area. It is recommended that fully digital geophysical equipment with built-in GPS capability be utilised. Both the soil sampling and geophysical data acquisition could be acquired on horizontal lines along suitable topographic contour elevations to achieve the 50 metres spacing. Geophysical readings could be taken at 25 metres spacing along these contour lines at 50 metre lateral spacing (approximately 35 metre elevation differential).

2006 Exploration Program
1)	Establish a suitable camp at the site that will not require daily helicopter support for the field party (accommodation for 2 geologists, 2 helpers, 4 drillers, and cook; cook tent, washroom tent, core sampling tent, fuel cache, etc).

2)	Contract geophysical and soil geochemical sampling with the contractor responsible for mobile camp setups.

3)	Contract for 1,500 metres of BQ drilling as soon as a drill is available.

19.2	ESTIMATED BUDGET

2006 Exploration Program

1)	Camp equipment and materials
	a.	Camp equipment and materials	$50,000
	b.	Fuel Cache 3,500 gallons (mostly diesel plus Jet B)	$15,000
	c.	Helicopter to sling materials and fuel 25 hours @ $1,200	$30,000
2)	Drilling 1,500m at all up cost of $150/m (to cover technical staff, assays, and camp operations)
	a.	1,600 metres of drilling @ $150	$225,000
	b.	Helicopter Support 4 hours per week for 5 weeks @$1,200/hr	$25,000
3)	Consulting and supervision		$10,000
4)	200 line-km of Magnetic and VLF Electromagnetic data collection and geological mapping
	a.	Based on current bid by Orequest	$175,000
	b.	Geophysical consultant	$20,000
5)	Contingency (20% primarily re potential fuel costs)		$115,000
Total Estimate Budget			$690,000

19.3	OTHER RECOMMENDATIONS

The Company should establish an internal QAQC policy (Quality Assurance and Quality Control) to ensure that all technical work is carried out with sufficient internal and external cross checks that it will meet Industry and NI 43-101 Standards.

The Company should also ensure that field crews take sufficient accurate GPS readings at obvious geographic locations in order to correctly orient the 1:50,000 government topographic data to the exploration data.

Metric topographic contour base maps for the Cheyenne project area should be compiled from topographic maps contained in historic exploration reports (Total Energold, Anaconda, and Kennecott) on the property and interpolated from Yukon Government maps in western areas not covered by the historic database. This should be completed before the start of the field season.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

20.0 REFERENCES

Andersen, F. and Hulstein, R., 1998, Kennecott Canada Exploration Assessment Report on the Antimony Mountain Property, Antimony Mountain, Yukon Territory, Dawson Mining District NTS 116B08, 134p; Yukon Government Assessment File 093916.

Basnett, R., 1989, Drilling Report, Con and AJ Claims, Total Energold Corporation, 98p.; Yukon Government Assessment File 092792.

Coombs, S., 1996, Kennecott Canada Exploration 1996 Assessment Report on the PM and TIM’s Claims, Antimony Mountains, Dawson Mining District, Yukon Territory, NTS116B08, 51p.; Yukon Government Assessment File 093525. Dvorak, Z., 1989, Report on Combined Helicopterborne Magnetic, Electromagnetic and VLF Survey, Upper Klondike River, Yukon Territory, for Total Energold Corporation; Yukon Government Assessment File ******* Grant, G. W., 1966, Conwest Exploration Company Limited, Antimony Mountain Area, Yukon, drill logs only; Yukon Government Assessment File 091360.

Grant, G. W., 1983, Geophysical Report on part of the AJ-JA Group, Claim Sheet 116B08, Dawson Mining District, Yukon Territory, for Cody Lake Resources, 37p.; Yukon Government Assessment File 091576.

Hart, C.J.P. and Burke, M., 2005, The Tombstone Gold Belt: An Emerging Gold Camp; Yukon Government website. Heah, K. 1995a, Kennecott Canada Exploration Report on Geochemical Work on BUZ 1-6 and HUD 1-12 Claims, Dawson Mining District, Yukon Territory, NTS 116B08, 42 p.; Yukon Government Assessment File 093368.

Heah, K. 1995b, Kennecott Canada Exploration Assessment Report on 1995 Geological and Geochemical Work on the AM 1-120 Claims, Dawson Mining District, Yukon Territory, NTS116B08, 65 p.; Yukon Government Assessment File 093422.

Hodge, H. J., 1985, Report on the AJ-JA Property of Cody Hawk Resources, Dawson Mining District, Yukon Territory, NTS116B08, 29p.; Yukon Government Assessment File 092041.

Holcapek, F., 1975, Agiles Engineering and Acheron Mines Limited, O’Brien Creek Area, Yukon Territory; Yukon Government Assessment File 090123.

Label, J.L., 2006, Cheyenne Property Proposed Work Program for the Cheyenne Property. Orequest Consultants Ltd., January 30, 2006, 4p.

Pelletier, , and Tucker, F., 1989, Geological and Geochemical Report on the BUZ 1-4, HUD 1-6, and TOOTH 1-180 claims, O’Brien Property, Antimony Mountain Area, Dawson Mining District, June-August 1989, Total Energold Corporation, 88p.; Yukon Government Assessment File 092787.

Roots, C.F. et al, 1980, Anaconda Canada Exploration Ltd., Assessment Work Report on the Geology, Geochemistry, Geophysics of the Thor 1-92 Group, July-September 1979, Antimony Mountain Area, Dawson Mining Distict, Yukon Territory; Yukon Government Assessment File 090552.

Thompson, R.I., Roots, C.F., and Mustard, P.S., 1992, Geology of the Dawson map area (116B, C) (northeast of Tintina Trench); Geological Survey of Canada, Open File 2849 (13 sheets, scale 1:50,000).

Thorkelson, D.J., Mortensen, J.K., Creaser, R.A., Davidson, G.J., and Abbott, J.G., 2001, Early Proterozoic Magmatism in Yukon, Canada: constraints on the evolution of northwestern Laurentia; Canadian Journal of Earth Sciences, v. 38, p. 1479-1484.

Wober, H., 1976a, Assessment Work Report, Antimony Mountain Project for Chevron Standard Limited; Yukon Government Assessment File , 090115, 15p.

Wober, H., 1976b, Assessment Work Report, Antimony Mountain Project for Chevron Standard Limited; Yukon Government Assessment File , 090142, 15p.

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GEOEX LIMITED

21.0 DATE AND SIGNATURE PAGE Date Issued: May 23, 2006 Clients Reference: Logan Resources Ltd.

Report Title: EVALUATION REPORT CHEYENNE PROPERTYON ANTIMONY MOUNTAIN AREA DAWSON MINING DISTRICT YUKON, CANADA FOR LOGAN RESOURCES LTD., VANCOUVER, CANADA

Prepared By:

Qualified Person or Persons as the case may be:

Peter T. George P. Geo. Consulting Geologist

Signed this 23rd day of May, 2006

Original Sealed by

Original Signed by Peter T. George Peter T. George, P. Geo., Ontario #620

Peter T. George, P.Geo.

This report has been prepared by the Qualified Person with all skill, care and due diligence, within the terms of the contract with the Client. The report is confidential to the Client and GEOEX Limited accepts no responsibility of whatever nature to third parties to which this report may be made known, other than such responsibilities as are regulated under Canadian National Instrument 43-101 (“NI 43-101”). Furthermore, it is the responsibility of the Client and the Client’s Qualified Persons, as defined by Canadian National Instrument 43-101, to ensure that any references to or summations of this report that they publish in any manner whatsoever, either in whole or in part, are neither misleading nor in conflict with the conclusions and recommendations contained herein.

CHEYENNE Property Evaluation, May 2006

GEOEX LIMITED

22.0 CERTIFICATE

I, Peter T. George of 120 East Avenue South, Hamilton, Ontario, Canada, L8N 2T7, Canada, hereby certify that:

1.	I am a self-employed consulting geologist.

2.	I am a graduate of Queen’s University, Kingston, Ontario with an Honours Bachelor of Science (1964) degree in geology and I completed two years of graduate study in geology at Queen’s University (1964-66).

3.	I am a Fellow of the Geological Association of Canada and Member of the Association of Professional Geologists of Ontario (Member #620).

4.	I have worked as a geologist for 40 years, with continuous experience as a geologist in the mining industry.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am fully responsible of all sections of the technical report titled “EVALUATION REPORT, CHEYENNE PROPERTY, ANTIMONY MOUNTAINS, DAWSON MINING DISTRICT, YUKON, CANADA, FOR

LOGAN RESOURCES Ltd.”, dated May 23, 2006 (the “Technical Report”). I visited the Cheyenne property on September 15, 2005 and spent September 14 and 16 reviewing the compilation data prepared by Shawn Ryan and the results of his prospecting work. I subsequently downloaded and reviewed all available assessment work data for the property area that is available on the Yukon Government website.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Preliminary Technical Report that is not reflected in the report, the omission to disclose which makes the report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 23rd Day of May, 2006 Original Signed by Peter T. George
Original sealed by

Signature of Qualified Person	Peter T. George, P. Geo., Ontario #620

Peter T. George, P. Geo.

Print name of Qualified Person

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